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                            April 28, 2022

       Ophir Sternberg
       President and Chief Executive Officer
       Lionheart Acquisition Corp. II
       4218 NE 2nd Avenue
       Miami, FL 33137

                                                        Re: Lionheart
Acquisition Corp. II
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed April 22,
2022
                                                            File No. 333-260969

       Dear Mr. Sternberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

       Amendment No. 5 to Registration Statement on Form S-4 Filed April 22,
2022

       The Income Approach (Discounted Cash Flow Analysis), page 200

   1. We note your response and amended disclosure in response to comment 2. Specifically, we note that in
selecting companies within each of the three categories, you considered each company's size,
but not market capitalization amounts. In selecting such companies, if you selected a
different metric for considering size, please revise to state as much.
 Ophir Sternberg
FirstName   LastNameOphir
Lionheart Acquisition  Corp.Sternberg
                             II
Comapany
April       NameLionheart Acquisition Corp. II
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
Lionheart Acquisition Corporation II
Notes to Consolidated Financial Statements
Note 5. Related Party Transactions, page F-16

2. We note your revised disclosure on page 249 in response to comment 3. As previously requested, please provide this disclosure in note 5 to the financial statements or tell us why it is not necessary to disclose the related party transactions with your general legal counsel in the footnote.
       You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Steven D. Pidgeon